 MYOS RENS TECHNOLOGY INC.

45 Horsehill Road, Suite 106

Cedar Knolls, New Jersey 07927

May 2, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Dorrie Yale

Re:	MYOS RENS Technology Inc.

Registration Statement on Form S-3

File No. 333-221119

Dear Ms. Yale:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MYOS RENS Technology Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, May 4, 2018, or as soon as practicable thereafter.

Very truly yours,

/s/ Joseph Mannello
Name: Joseph Mannello
Title: Chief Executive Officer